FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940

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☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)

1. Name and Address of Reporting Person* JOBE, FRANK E.	2. Issuer Name and Tickler or Trading Symbol CNAF/COMMERCIAL NATIONAL FINANCIAL CORPORATION					6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
						X	Director	10% Owner
							Officer (give title below)	Other (specify below)

(Last) (First) (Middle) 326 SPRUCE STREET	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year OCTOBER/2002			7. Individual or Joint/Group Filing (Check Applicable Line)
			5. If Amendment, Date of Original (Month/Year)			X	Form filed by One Reporting Person
(Street) LATROBE, PA 15650							Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I —Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
COMMON STOCK, PAR VALUE $2.00	10/31/2002	J*		17	D	N/A	30317	D

FORM 4 (continued)		Table II `Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

* Shares acquired via the company’s Director Call Program. The shares have not been registered under the securities act of 1933 or any applicable state securities law.  The shares have been acquired by the holder not with a view to, or for resale in connection with, any distribution thereof within the meaning of the securities act of 1933 and may not be sold, pledged or otherwise transferred except after such shares have been registered or qualified under the securities act of 1933 and all applicable state securities laws or in the opinion of counsel acceptable to the company, an exemption from such registration and qualification requirements is available.

	**Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.